QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Six Months Ended
		Years Ended September 30,
	March 27, 2004
		2003	2002	2001	2000	1999
Earnings (in thousands)	$(1,540)	$(26,765)	$(19,736)	$(16,168)	$(8,391)	$(9,381)
Combined Fixed Charges and Preferred Dividends (in thousands)	$7,024	$4,716	$1,025	$923	$3,757	$671
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(0.22)	(5.68)	(19.25)	(17.52)	(2.23)	(13.98)
Coverage deficiency to attain a ratio of 1:1 (in thousands)	$8,564	$31,481	$20,761	$17,091	$12,148	$10,052

QuickLinks

  EXHIBIT 12.1
CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS